Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2011

Second Quarter 2011

Financial Highlights

•	Net sales increased 16% quarter-over-quarter to US$50.5 million from US$43.4 million in 1Q11

•	Gross margin excluding stock-based compensation increased to 46.9% from 46.2% in 1Q11

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items decreased to US$13.1 million from US$13.4 million in 1Q11

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 21.1% from 15.5% in 1Q11

•	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items increased to US$0.29, from US$0.18 in 1Q11

Business Highlights

•	Sixth consecutive quarter of revenue growth

•	Second highest quarter of revenue in the Company’s history

•	Total storage controller unit shipments declined 3% sequentially but increased 41% year-over-year

•	Blended storage controller ASPs increased 12% sequentially

•	Increased OEM business 40% sequentially to about 50% of mobile storage revenue

•	Increased 3-bits per cell (TLC) controller revenue 45% sequentially to over 35% of all controller revenue

•	Won 3 of the top 6 channel vendors for ultra high speed SD UHS-I card business

•	Over 12 eMMC controller design wins for smartphones and tablets, with majority for the Android platform

•	Began shipping our 4G LTE transceiver for the world’s first Android LTE tablet

Taipei, Taiwan, July 29, 2011 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its second quarter of 2011 financial results. For the second quarter of 2011, net sales increased 16% quarter-over-quarter to US$50.5 million from US$43.4 million in the first quarter of 2011. Net income (GAAP) for the second quarter decreased quarter-over-quarter to US$4.5 million or US$0.14 per diluted ADS from a net income of US$6.4 million or US$0.21 per diluted ADS in the first quarter of 2011.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain

(loss), and other items increased in the second quarter to US$9.9 million or US$0.29 per diluted ADS from a net income of US$5.8 million or US$0.18 per diluted ADS in the first quarter of 2011.

Second Quarter 2011 Financial Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are excited to report that our US$50.5 million of revenue this quarter represents the second biggest quarter of revenue in our history. For us, the achievement of this milestone demonstrates that the strategies and investments which we have made in the last two years are bearing solid results, whether relating to our mobile storage or mobile communications products.

Our mobile storage business experienced its sixth consecutive quarter of solid growth momentum as our second quarter revenue increased 9% sequentially. This quarter, our ASPs increased 12% sequentially, and on an annual basis, our ASPs have also been growing for six consecutive quarters. These achievements are the result of our OEM strategy, emphasis on higher value-added products, and focus on new SSD+embedded solutions. Sales to our flash maker customers and other OEMs increased 40% sequentially and accounted for about half of all mobile storage sales, up from about 40% in the prior quarter. Sales of our TLC controllers, which are ideally suited for cards bundled with smartphones, increased 45% and now accounted for over 35% of all our controller sales. Well over 50% of our controllers sold are used in the management of the latest 2x nm NAND flash, whether MLC or TLC—a strong endorsement by customers of our technological excellence. Our SSD+embedded solutions grew 30% sequentially as our sales of controllers for low density industrial and networking storage applications rebounded. For our eMMC solutions, we are currently executing over 12 projects for applications, such as Android smartphones and tablets. We continue to believe in the prospects for significant growth in 2012 from our SSD+embedded business.

Our mobile communications segment delivered a phenomenal 55% sequential revenue growth, largely as a result of a rebound in mobile TV IC sales relating to Korea T-DMB market share gains and a continued ramp of our 4G LTE transceivers for Samsung Android phones, currently rolling out at Verizon and MetroPCS in the US. We have also started shipping our 4G LTE transceiver for the world’s first Android LTE tablet.”

Sales

Net sales in the second quarter were US$50.5 million, an increase of 16% compared with the previous quarter. For the quarter, mobile storage products accounted for 67% of net sales, mobile communications 25% of net sales, multimedia SoCs 7% of net sales, and others 1% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 9% sequentially in the second quarter to US$33.9 million.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and handset transceivers, increased 55% from the first quarter of 2011 to US$12.8 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, increased 10% from the first quarter of 2011 to US$3.5 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation increased to 46.9% in the second quarter from 46.2% in the first quarter of 2011. GAAP gross margin increased to 46.8% from 46.2% in the first quarter of 2011.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$13.1 million, which was lower than the US$13.4 million expended in the first quarter. Research and development expenditures, excluding stock-based compensation, were US$7.7 million, which was lower than the US$8.1 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.9 million, which was higher compared to the US$2.7 million reported in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.5 million, which was comparable to our previous quarter. Stock-based compensation was US$2.4 million in the second quarter, which was higher than the US$0.8 million in the first quarter. Acquisition-related charges were US$0.2 million, a decrease from the US$0.6 million in the first quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 21.1%, an increase from 15.5% in the previous quarter. GAAP operating margin was 15.9%, an increase from the 12.3% in the first quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, similar to the first quarter. GAAP net total other income was a loss of US$2.7 million, a decrease from a gain of US$2.1 million in the first quarter. The decrease in the GAAP total other income was primarily due to a foreign exchange loss in the second quarter of US$2.8 million compared to a foreign exchange gain in the first quarter of US$2.0 million.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$9.9 million this quarter, an increase from US$5.8 million in the first quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items were US$0.29, an increase from US$0.18 in the first quarter.

GAAP net income was US$4.5 million, a decrease from the net income of US$6.4 million in the first quarter. Diluted GAAP earnings per ADS were US$0.14, a decrease from US$0.21 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased to US$55.1 million from US$57.6 million at the end of the first quarter of 2011.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2011

(In US$ millions)
Net income	4.5
Depreciation & amortization	1.6
Changes in operating assets and liabilities	(11.5)
Others	2.5

Net cash provided by (used in) operating activities	(2.9)

Acquisition of property and equipment	(1.4)
Others	0.3

Net cash provided by (used in) investing activities	(1.1)

Others	0.4

Net cash provided by (used in) financing activities	0.4

Effects of changes in foreign currency exchange rates on cash	0.3

Net increase (decrease) in cash and cash equivalents	(3.3)

Pro-forma adjustment for foreign exchange translation	2.1

Pro-forma net increase (decrease) in cash and cash equivalents	(1.2)

During the second quarter of 2011, we spent US$1.2 million in capital expenditures primarily relating to the purchase of testing equipments, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“The second quarter exceeded our expectations as strong OEM sales more than offset weak module maker sales. We continue to believe that while NAND flash industry supply will continue to increase in the second half of 2011, incremental supply of flash could be consumed by growing demand for smartphones, tablets, and SSDs, and less by module makers for the retail market. Our rapidly growing OEM sales currently cater primarily to the increasing demand for cards bundled with smartphones, as well as low density SSD+embedded solutions. Because of the strength of our business year-to-date, we are increasing our full year guidance and believe we are on track to delivering the largest annual revenue in the Company’s history.”

For the third quarter of 2011, management expects:

•	Revenue to be down 5% to up 5% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$14 to US$16 million

For the full year 2011, management is increasing guidance as previously announced in April and now expects:

•	Revenue to be up 40% to 50% compared with full year 2010

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$55 to US$58 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on July 29, 2011.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PYT8TYCT7

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 679 8035

USA (Toll): 1 617 213 4848

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 4094 4862

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 4121 5661

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S.

Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE and ANP.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2010 (NT$)	Mar. 31, 2011 (NT$)	Jun. 30, 2011 (NT$)	Jun. 30, 2010 (US$)	Mar. 31, 2011 (US$)	Jun. 30, 2011 (US$)
Net Sales	1,035,398	1,271,926	1,458,150	32,488	43,396	50,542
Cost of sales	543,452	684,604	775,744	17,052	23,357	26,888

Gross profit	491,946	587,322	682,406	15,436	20,039	23,654
Operating expenses
Research & development	280,579	250,776	262,709	8,804	8,556	9,106
Sales & marketing	103,705	82,815	99,853	3,254	2,826	3,461
General & administrative	79,219	79,477	82,620	2,486	2,712	2,864
Amortization of intangibles assets	17,316	17,316	5,772	543	591	200
Gain from settlement of litigation	(43,500)	—	—	(1,365)	—	—

Operating income	54,627	156,938	231,452	1,714	5,354	8,023

Non-operating income (expense)

Gain on sale of investments	5	34	21	—	1	1
Interest income, net	2,264	2,031	2,307	71	69	79
Impairment of long-term investments	(4,100)	—	—	(129)	—	—
Foreign exchange gain (loss),net	7,077	58,416	(79,609)	222	1,993	(2,759)
Others, net	967	813	(711)	31	28	(24)

Subtotal	6,213	61,294	(77,992)	195	2,091	(2,703)

Income before income tax	60,840	218,232	153,460	1,909	7,445	5,320
Income tax expense (benefit)	(10,835)	29,526	23,647	(340)	1,007	820

Net income	71,675	188,706	129,813	2,249	6,438	4,500

Basic earnings per ADS	$2.45	$6.25	$4.20	$0.08	$0.21	$0.15
Diluted earnings per ADS	$2.36	$6.01	$4.03	$0.07	$0.21	$0.14

Margin Analysis:
Gross margin	47.5%	46.2%	46.8%	47.5%	46.2%	46.8%
Operating margin	5.3%	12.3%	15.9%	5.3%	12.3%	15.9%
Net margin	6.9%	14.8%	8.9%	6.9%	14.8%	8.9%

Additional Data:
Weighted avg. ADS equivalents[1]	29,224	30,195	30,874	29,224	30,195	30,874
Diluted ADS equivalents	30,313	31,393	32,207	30,313	31,393	32,207

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2010 (NT$)	Mar. 31, 2011 (NT$)	Jun. 30, 2011 (NT$)	Jun. 30, 2010 (US$)	Mar. 31, 2011 (US$)	Jun. 30, 2011 (US$)
GAAP net income	71,675	188,706	129,813	2,249	6,438	4,500
Stock-based compensation:
Cost of sales	1,551	808	1,961	49	27	68
Research and development	26,651	12,280	40,716	836	419	1,411
Sales and marketing	10,014	4,041	15,460	314	138	536
General and administrative	9,388	5,122	11,684	295	175	405

Total stock-based compensation	47,604	22,251	69, 821	1,494	759	2,420

Acquisition related charges:
Amortization of intangible assets	17,316	17,316	5,772	543	591	200
Litigation expenses	2,543	293	40	80	10	1
Gain from settlement of litigation	(43,500)	—	—	(1,365)	—	—
Foreign exchange loss (gain), net	(7,077)	(58,416)	79,609	(222)	(1,993)	2,759
Impairment of long-term investments	4,100	—	—	129	—	—

Non-GAAP net income	92,661	170,150	285,055	2,908	5,805	9,880

Shares used in computing non-GAAP basic earnings per ADS	29,224	30,195	30,874	29,224	30,195	30,874

Shares used in computing non-GAAP diluted earnings per ADS	32,027	32,209	33,530	32,027	32,209	33,530

Non-GAAP basic earnings per ADS	$3.17	$5.63	$9.23	0.10	$0.19	$0.32

Non-GAAP diluted earnings per ADS	$2.89	$5.28	$8.50	0.09	$0.18	$0.29

Non-GAAP gross margin	47.7%	46.2%	46.9%	47.7%	46.2%	46.9%
Non-GAAP operating margin	7.6%	15.5%	21.1%	7.6%	15.5%	21.1%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2010 (NT$)	Jun. 30, 2011 (NT$)	Jun. 30, 2010 (US$)	Jun. 30, 2011 (US$)
Net Sales	1,866,171	2,730,076	58,479	93,882
Cost of sales	983,725	1,460,348	30,826	50,218

Gross profit	882,446	1,269,728	27,653	43,664
Operating expenses
Research & development	520,288	513,485	16,304	17,658
Sales & marketing	202,639	182,668	6,350	6,282
General & administrative	161,199	162,097	5,051	5,574
Amortization of intangible assets	34,612	23,088	1,085	794
Gain from settlement of litigation	(43,500)	—	(1,363)	—

Operating income	7,208	388,390	226	13,356

Non-operating expense (income)
Gain on sale of investments	15	55	—	2
Interest income, net	4,779	4,338	149	149
Foreign exchange gain (loss), net	597	(21,193)	19	(729)
Impairment of long-term investments	(6,401)	—	(201)	—
Others, net	(3,087)	102	(96)	4

Subtotal	(4,097)	(16,698)	(129)	(574)

Income before income tax	3,111	371,692	97	12,782
Income tax expense	1,287	53,173	40	1,829

Net income	1,824	318,519	57	10,953

Basic earnings per ADS	$0.06	$10.43	$0.00	$0.36

Diluted earnings per ADS	$0.06	$10.02	$0.00	$0.35

Margin Analysis:
Gross margin	47.3%	46.5%	47.3%	46.5%
Operating margin	0.4%	14.2%	0.4%	14.2%

Weighted average ADS:
Basic	28,841	30,535	28,841	30,535
Diluted	29,877	31,800	29,877	31,800

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2010 (NT$)	Jun. 30, 2011 (NT$)	Jun. 30, 2010 (US$)	Jun. 30, 2011 (US$)
GAAP net income	1,824	318,519	57	10,953
Stock-based compensation:
Cost of sales	2,340	2,769	73	95
Research and development	41,249	52,996	1,292	1,822
Sales and marketing	22,832	19,501	716	671
General and administrative	16,740	16,806	525	578

Total stock-based compensation	83,161	92,072	2,606	3,166

Acquisition related charges:
Amortization of intangible assets	34,612	23,088	1,085	794
Litigation expenses	4,705	333	147	11
Gain from settlement of litigation	(43,500)	—	(1,363)	—
Impairment of long-term investments	6,401	—	201	—
Foreign exchange loss (gain), net	(597)	21,193	(19)	729

Non-GAAP net income	86,606	455,205	2,714	15,653

Weighted avg. ADS (non-GAAP):
Basic	28,841	30,535	28,841	30,535

Diluted	31,705	32,870	31,705	32,870

Non-GAAP basic earnings per ADS	$3.00	$14.91	$0.09	$0.51

Non-GAAP diluted earnings per ADS	$2.73	$13.85	$0.09	$0.48

Non-GAAP gross margin	47.4%	46.6%	47.4%	46.6%
Non-GAAP operating margin	4.6%	18.5%	4.6%	18.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2010 (NT$)	Mar. 31, 2011 (NT$)	Jun. 30, 2011 (NT$)	Jun. 30, 2010 (US$)	Mar. 31, 2011 (US$)	Jun. 30, 2011 (US$)
Cash and cash equivalents	2,058,362	1,660,280	1,591,905	64,183	56,319	55,064
Short-term investments	11,175	38,097	—	348	1,292	—
Accounts receivable (net)	625,707	837,402	901,696	19,511	28,406	31,190
Inventories	377,340	745,174	994,416	11,766	25,277	34,397
Refundable deposits - current	138,800	448,482	439,145	4,328	15,213	15,190
Deferred income tax assets (net)	4,417	115,003	114,048	138	3,901	3,945
Prepaid expenses and other current assets	132,503	72,672	111,853	4,132	2,465	3,869

Total current assets	3,348,304	3,917,110	4,153,063	104,406	132,873	143,655

Long-term investments	6,271	5,400	5,400	196	183	187
Property and equipment (net)	760,698	742,722	743,636	23,720	25,194	25,722
Goodwill and intangible assets (net)	1,226,527	1,174,579	1,168,807	38,245	39,843	40,429
Other assets	249,776	170,839	170,283	7,788	5,796	5,890

Total assets	5,591,576	6,010,650	6,241,189	174,355	203,889	215,883

Accounts payable	443,066	539,998	484,177	13,816	18,317	16,748
Income tax payable	22,925	38,965	30,285	715	1,322	1,048
Accrued expenses and other current liabilities	419,659	407,840	453,084	13,085	13,835	15,672

Total current liabilities	885,650	986,803	967,546	27,616	33,474	33,468
Other liabilities	100,324	77,600	80,581	3,128	2,632	2,787

Total liabilities	985,974	1,064,403	1,048,127	30,744	36,106	36,255
Shareholders’ equity	4,605,602	4,946,247	5,193,062	143,611	167,783	179,628

Total liabilities & shareholders’ equity	5,591,576	6,010,650	6,241,189	174,355	203,889	215,883

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$31.87 to US$1 for 2Q10, NT$29.31 to US$1 for 1Q11, and NT$28.85 to US$1 for 2Q11 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.07 to US$1 at the end of 2Q10, NT$29.48 to US$1 at the end of 1Q11 and NT$28.91 to US$1 at the end of 2Q11.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter 2011 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2011. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com